**Chapman Petroleum Engineering Ltd.**

445, 708 - 11th Avenue S.W., Calgary, Alberta T2R 0E4 • Phone: (403) 266-4141 • Fax: (403) 266-4259 • www.chapeng.ab.ca

**TSX Venture Exchange**
**650 West Georgia Street**
**Suite 2700**
**Vancouver, British Columbia**
**V6B 4N9**

**Re: R2 Energy Ltd. ("R2") - Filing Statement of San Antonio Ventures Inc. ("San Antonio") and Corresponding Technical Report**

I am a Professional Geologist at Chapman Petroleum Engineering Ltd. and I have participated in the preparation of a report titled "Evaluation of Prospective Resources Unconventional Gas Volumes - Spain" dated June 1, 2014 (the "**Report**") for R2, as described in San Antonio's filing statement dated August 29, 2014 (the "**Filing Statement**").

I hereby consent to the use and reference of the Report in the Filing Statement and the inclusion of extracts from, or a summary of, the Report in the Filing Statement.

I also confirm that I have read the Filing Statement and it fairly and accurately represents the information in the Report, and I have no reason to believe that there are any misrepresentations in the information contained in the Filing Statement that is derived from the Report or that is within my knowledge as a result of the services I performed in connection with the Report.

Sincerely,

[Original Signed By; ]
*Harold J. Ryan*

Harold J. Ryan, P.Geol.